SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                          Silicon Valley Research, Inc.
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)
                         ------------------------------

                                   827068-20-6
                                 --------------
                                 (CUSIP Number)

                                Gregory F. Wilbur
                   Bay Area Micro-Cap Management Company, LLC
                               1151 Bay Laurel Dr.
                              Menlo Park, CA 94025
                                 (650) 325-7779
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 8, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 10 pages

CUSIP No. 827068-20-6                                            13D                                              Page 2 of 10 Pages


------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Bay Area Micro-Cap Fund, L.P.
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
  (3) SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4) Source Of Funds*

       WC
------------------------------------------------------------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): [ ]

------------------------------------------------------------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

       California
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power         2,821,830
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power       -0-


                                                                       (9)      Sole Dispositive Power    2,821,830


                                                                      (10)      Shared Dispositive Power  -0-


  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,821,830
------------------------------------------------------------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

                  10.29%
------------------------------------------------------------------------------------------------------------------------------------
  (14) Type Of Reporting Person

                  PN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 827068-20-6                                            13D                                              Page 3 of 10 Pages


------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Bay Area Micro-Cap Management Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
  (3) SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4) Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): [ ]

------------------------------------------------------------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

       California
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power         2,821,830
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power       -0-


                                                                       (9)      Sole Dispositive Power    2,821,380


                                                                      (10)      Shared Dispositive Power  -0-


  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,821,830
------------------------------------------------------------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

                  10.29%
------------------------------------------------------------------------------------------------------------------------------------
  (14) Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 827068-20-6                                            13D                                              Page 4 of 10 Pages


------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Gregory F. Wilbur
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
  (3) SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4) Source Of Funds*

       PF, AF
------------------------------------------------------------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): [ ]

------------------------------------------------------------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power         2,875,630
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power       -0-


                                                                       (9)      Sole Dispositive Power    2,875,630


                                                                      (10)      Shared Dispositive Power  -0-


  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,875,630
------------------------------------------------------------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

                  10.48%
------------------------------------------------------------------------------------------------------------------------------------
  (14) Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 827068-20-6                                            13D                                              Page 5 of 10 Pages


------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       William A. Smart III
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
  (3) SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4) Source Of Funds*

          AF
------------------------------------------------------------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): [ ]

------------------------------------------------------------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

          U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power       2,821,830


                                                                       (9)      Sole Dispositive Power    -0-


                                                                      (10)      Shared Dispositive Power  2,821,830


  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,821,830
------------------------------------------------------------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

                  10.29%
------------------------------------------------------------------------------------------------------------------------------------
  (14) Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 827068-20-6                                            13D                                              Page 6 of 10 Pages


------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Peter L. Holland
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
  (3) SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4) Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): [ ]

------------------------------------------------------------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power       2,821,830


                                                                       (9)      Sole Dispositive Power    -0-


                                                                      (10)      Shared Dispositive Power  2,821,830


  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,821,830
------------------------------------------------------------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

                  10.29%
------------------------------------------------------------------------------------------------------------------------------------
  (14) Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 7 of 10 Pages

ITEM 1. SECURITY AND ISSUER

        Class of Securities:               Common Stock

        Issuer:                            Silicon Valley Research, Inc.

        Principal Address:                 6360 San Ignacio Avenue
                                           San Jose, California 95119


ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c) The undersigned hereby file this Schedule 13D Statement on behalf of Bay Area Micro-Cap Fund, L.P. ("BAMC Fund, L.P."), Bay Area Micro-Cap Management Company, LLC ("BAMC LLC"), Mr. Gregory F. Wilbur ("GFW"), William A. Smart III ("WAS") and Peter L. Holland ("PLH"). The principal business and office address for BAMC Fund L.P., BAMC LLC, GFW, WAS and PLH is 1151 Bay Laurel Drive, Menlo Park, California, 94025. BAMC Fund, L.P. is a venture capital fund. GFW is the majority managing member of BAMC LLC which is the general partner of BAMC Fund, L.P. WAS and PLH are managing members of BAMC LLC.

     (d)-(e) Not Applicable

     (f) BAMC Fund,  L.P. is a  California  limited  partnership.  BAMC LLC is a
California limited liability company. GFW, WAS and PLH are citizens of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The purchase by BAMC Fund, L.P. was made from working capital. The purchase by GFW was made from personal funds.


ITEM 4. PURPOSE OF TRANSACTION

     The acquisitions of the securities of the Issuer by BAMC Fund, L.P. and by GFW were made for investment.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

BAMC Fund, L.P. and GFW hold warrants to purchase an aggregate of 1,193,665 shares of Common Stock. Such warrants are deemed outstanding for purposes of this Schedule 13D pursuant to Rule 13d-3(d).

     (a)
            BAMC Fund, L.P. is the beneficial owner of 2,821,830 shares of Common Stock, or approximately 10.29% of the shares deemed outstanding by the Issuer (27,411,885) as of June 8, 1999. GFW beneficially owns 53,800 shares of Common Stock, or approximately .19% of the shares deemed outstanding by the Issuer (27,411,885) as of June 8, 1999.

                                                              Page 8 of 10 Pages

     (b)
            The general partner of BAMC Fund, L.P., BAMC LLC, manages the shares held by BAMC Fund, L.P. GFW as a managing member of BAMC LLC has the power to direct solely the vote and/or disposition of the shares held by BAMC Fund, L.P. WAS and PLH, acting together, have the power to direct the vote and/or disposition of the shares held by BAMC Fund, L.P. GFW has sole power to direct the vote and/or disposition of the shares held by GFW.

     (c)
            Transactions  effected in the past 60 days by the persons  listed in
     Item 2 are disclosed in (a) above.

     (d)
            Except as described in this Schedule 13D Statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by BAMC Fund, L.P.

     (e)
            Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     To the best knowledge of the undersigned, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7. EXHIBITS

     Exhibit A: Joint Filing Statement.

                                                              Page 9 of 10 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Bay Area Micro-Cap Fund, L.P.

By: Bay Area Micro-Cap Management Company, LLC
    Its General Partners



By: /s/ Gregory F. Wilbur
    --------------------------------
    Managing Member



Bay Area Micro-Cap Management Company, LLC


By: /s/ Gregory F. Wilbur
    --------------------------------
    Managing Member


    /s/ Gregory F. Wilbur
    --------------------------------
    Gregory F. Wilbur


    /s/ William A. Smart III
    --------------------------------
    William A. Smart III


    /s/ Peter L. Holland
    --------------------------------
    Peter L. Holland

                                    EXHIBIT A                Page 10 of 10 Pages

                             Joint Filing Statement

     We,  the  undersigned,  hereby  express  our  agreement  that the  attached
Schedule 13D is filed on behalf of each of us.



Bay Area Micro-Cap Fund, L.P.

By: Bay Area Micro-Cap Management Company, LLC
    Its General Partners



By: /s/ Gregory F. Wilbur
    --------------------------------
    Managing Member



Bay Area Micro-Cap Management Company, LLC


By: /s/ Gregory F. Wilbur
    --------------------------------
    Managing Member


    /s/ Gregory F. Wilbur
    --------------------------------
    Gregory F. Wilbur


    /s/ William A. Smart III
    --------------------------------
    William A. Smart III


    /s/ Peter L. Holland
    --------------------------------
    Peter L. Holland